Exhibit 12.1

Ratio of Earnings to Fixed Charges

	September 28, 2000	September 27, 2001	September 26, 2002	September 25, 2003	September 30, 2004
Earnings
Income (loss) before taxes	$24,772	$(1,785)	$2,934	$24,371	$27,898
Fixed charges
Interest expense, including amortization of deferred financing costs	54,384	60,827	53,916	49,265	47,206
1/3 of rental expense	16,952	19,973	21,086	21,208	24,317

Total fixed charges	71,336	80,800	75,002	70,473	71,523

Earnings	$96,108	$79,015	$77,936	$94,844	$99,421

Ratio (shortfall) of earnings to fixed charges	1.35	(1,785)	1.04	1.35	1.39